UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT

under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

SILGAN HOLDINGS INC.

(Name of Subject Company (Issuer))

SILGAN HOLDINGS INC.

(Name of Filing Persons (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

827048 10 9

(CUSIP Number of Class of Securities)

Frank W. Hogan, III, Esq.

Senior Vice President, General Counsel and Secretary

Silgan Holdings Inc.

4 Landmark Square

Stamford, Connecticut 06901

(203) 975-7110

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Robert J. Rawn

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166

(212) 294-6700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$250,000,000	$28,975
*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.
**	The amount of the filing fee has been calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,975	Filing Party: Silgan Holdings Inc.
Form or Registration No.: Schedule TO	Date Filed: October 17, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2016, as amended by Amendment No. 1 to Schedule TO filed with the SEC on October 26, 2016 (“Amendment No. 1”) and as amended by Amendment No. 2 to Schedule TO filed with the SEC on November 3, 2016 (“Amendment No. 2”; and as so amended by Amendment No. 1 and Amendment No. 2 and as further amended hereby, the “Schedule TO”), by Silgan Holdings Inc. (“Silgan” or the “Company”). The Schedule TO relates to the tender offer by Silgan to purchase shares of its common stock, par value $0.01 per share, for an aggregate purchase price of up to $250 million at a price not less than $45.50 per share nor greater than $52.25 per share, to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 17, 2016 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Schedule TO, and the letter of transmittal, dated October 17, 2016, filed as Exhibit (a)(1)(B) to the Schedule TO, which together, as each may be amended or supplemented from time to time, constitute the tender offer (the “Offer”).

This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended. All information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Page numbers refer to the pagination set forth in the Company’s EDGAR filing of the initial Schedule TO on October 17, 2016.

ITEMS 1 THROUGH 11. SUMMARY TERM SHEET; SUBJECT COMPANY INFORMATION; IDENTITY AND BACKGROUND OF FILING PERSON; TERMS OF THE TRANSACTION; PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS; PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS; SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION; INTEREST IN SECURITIES OF THE SUBJECT COMPANY; PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED; FINANCIAL STATEMENTS; ADDITIONAL INFORMATION

The sixth paragraph under Section 10 on page 28 of the Offer to Purchase is hereby amended to incorporate by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the SEC on November 8, 2016.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Silgan Holdings Inc.

Dated: November 8, 2016	By:	/s/ ROBERT B. LEWIS
	Name:	Robert B. Lewis
	Title:	Executive Vice President and Chief Financial Officer